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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonewall Investments Tennessee Inc. dba Memphis Capital

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6410 Poplar Ave., Suite 500
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Casey Goodwin	(901) 261-5980	cgoodwin@memphiscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

6410 Poplar Ave., Suite 750	Memphis	TN	38119
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Casey Goodwin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonewall Investments Tennessee Inc., dba Memphis Capital _____, as of 12/31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President & CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC AUP Report _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STONEWALL INVESTMENTS TENNESSEE, INC. dba MEMPHIS CAPITAL

Financial Statements and
Supplementary Information

(Pursuant to Rule 17a-5 of the
Securities and Exchange Commission)

December 31, 2025

(With Report of Independent Registered
Public Accounting Firm)

CONTENTS



BDO

Tel: 901-680-7600
Fax: 901-680-7601
www.bdo.com

6410 Poplar Ave, Suite 750
Memphis, TN 38119

Report of Independent Registered Public Accounting Firm

Management and Owners
Stonewall Investments Tennessee, Inc. dba Memphis Capital
Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonewall Investments Tennessee, Inc. dba Memphis Capital (the "Broker-Dealer") as of December 31, 2025, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2024.

Memphis, Tennessee

April 14, 2026

STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Statement of Financial Condition
December 31, 2025

ASSETS		2025
Cash	$	365,609
Accounts receivable		6,219
Firm investment, at fair value		4,402
Loan to stockholders		1,000
Prepaid expenses		14,083
Total assets	$	391,313

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	8,596
Accrued expenses		118,113
Payroll liabilities		39,796
Total liabilities		166,505
Stockholders' equity:		
Common stock, par value $1 per share, authorized, issued, and		
outstanding 1,000 shares		1,000
Paid-in capital		335,810
Accumulated deficit		(112,002)
Total stockholders' equity		224,808
Total liabilities and stockholders' equity	$	391,313

STONEWALL INVESTMENTS TENNESSEE, INC.
dba MEMPHIS CAPITAL
Statement of Operations
For the Year Ended December 31, 2025

	2025
Revenue	
Commissions	$ 2,646,167
Interest and dividend income	806
Other income	13,874
Total revenue	2,660,847
Operating expenses	
Commissions	2,446,282
Clearing costs	139,396
Entertainment	40,078
Regulatory fees	25,918
Professional fees	219,473
General and administrative expenses	36,573
Total operating expenses	2,907,720
Net loss	$ (246,873)

STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2025

	Common Stock		Paid-In Capital		Retained Earnings (Accumulated Deficit)		Total	
Balance at January 1, 2025	$	1,000	$	335,810	$	134,871	$	471,681
Net loss		-		-		(246,873)		(246,873)
Balance at December 31, 2025	$	1,000	$	335,810	$	(112,002)	$	224,808

STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2025

	2025
Subordinated liabilities at beginning of year	
Increases (decreases)	
Subordinated liabilities at end of year	

STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Statement of Cash Flows

For the Year Ended December 31, 2025

		2025
Cash flows from operating activities:		
Net loss	$	(246,873)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net gain on firm investment		(2,374)
Redemptions of firm investment, at fair value		25,000
Change in accounts receivable		167,268
Change in prepaid expenses		2,559
Change in accrued expenses		(562,457)
Change in accounts payable		1,440
Net cash used in operating activities		(615,437)
Net decrease in cash		(615,437)
Cash at beginning of year		981,046
Cash at end of year	$	365,609

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Stonewall Investments Tennessee, Inc. dba Memphis Capital (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's principal business activities include the execution of securities transactions for institutional and retail customers, in addition to directing the purchase and sale of government guaranteed loans. All securities transactions are settled through a clearing broker on a fully disclosed basis. The Company utilizes the facilities of Memphis Capital Group, LLC which is a related party to the Company, through common management. The Company does not maintain custody of customer funds or securities. Customer accounts are carried by a clearing broker, which maintains custody of customer funds and securities in accordance with applicable regulatory requirements.

Basis of Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors the financial condition of the institutions in which it maintains deposits and does not believe it is exposed to any significant credit risk.

Accounting for Securities Transactions and Other Activity

Trading gains and losses, commission revenue, and related expenses are recorded on a trade-date basis. Receivables/payables with brokers/dealers, if any, are recorded on a trade-date basis.

Taxes on Income

The Company has elected to be treated as an S corporation under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the Company generally is not subject to U.S. federal income tax and taxable income or loss is passed through to its stockholders. Therefore, no provision for U.S. federal income taxes has been recorded in the accompanying financial statements. The Company is subject to certain state and local taxes (including franchise and excise taxes). Such taxes are recognized in the period in which the related amounts are incurred.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies - continued

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, including the related guidance for accounting for uncertainty in income taxes. Under ASC 740, the Company recognizes a tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the taxing authority.

Management has evaluated the Company's tax positions as of December 31, 2025 and determined that there were no uncertain tax positions that met the criteria for recognition or disclosure under ASC 740. Accordingly, no liability for unrecognized tax benefits was recorded as of December 31, 2025. Management also determined there were no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2025.

The Company recognizes interest and penalties related to uncertain tax positions, if any, in income tax expense. There were no interest or penalties recorded for the year ended December 31, 2025, and no amounts were accrued for interest or penalties as of December 31, 2025.

The Company files income tax returns in the U.S. federal jurisdiction and applicable state jurisdictions. Tax returns are subject to examination by taxing authorities. The Company's tax returns for tax years 2022 through 2024 remain subject to examination by taxing authorities as of December 31, 2025.

Measurement of Credit Losses on Financial Statements

Broker dealer receivables are generally received within 30 days. Aged or unsecured receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on historical information, the Company has determined that there are de minimis expected credit losses of accounts receivables.

Subsequent Events

The Company has evaluated all events subsequent to the Statement of Financial Condition date of December 31, 2025, through April 14, 2026, which is the date these financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

Customer Protection Rule

The Company is exempt from the provisions of the Securities and Exchange Commission's Customer Protection Rule (Rule 15c3-3) under paragraph (k)(2)(ii) thereof, as it clears all customer transactions through a clearing broker on a fully disclosed basis and does not carry customer accounts or maintain custody of customer funds or securities.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies - continued

Going Concern

As of December 31, 2025, the Company had $199,104 in net capital, as compared to a required regulatory capital level of $100,000. Subsequent to year end 2025, the Company's operations incurred additional losses and a decline in capital levels that required a FINRA early warning notification. This decline, along with a history of losses, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate these circumstances included raising $125,000 of regulatory capital through a subordinated debt offering during March 2026. Additionally, one of the investors has pledged to provide an additional $175,000 of capital to be contributed to the Company in 2026 either through equity or additional subordinated debt. Based on these actions, management believes it is probable that the Company will have sufficient liquidity to meet its obligations as they come due for at least one year from the date these financial statements are issued.

Note 2. Revenue Recognition

Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designation depends primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Trading related revenue, commissions, and expenses are recorded on a trade date basis. These revenues represent the compensation the Company earns for providing trade facilitation, execution, clearance, and settlement of securities and loan transactions to its customers, and the Company has no future performance obligation after such securities and loan transactions are settled. Revenue is recognized at a point in time upon execution of the related transaction. Included in the Accrued Expense line item of the Statement of Financial Condition are accrued commissions to be paid of $55,844 as of December 31, 2025.

Note 3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2025, the Company had net capital of $199,104 which was $99,104 in excess of the required net capital of $100,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $166,504 at December 31, 2025. The Company's ratio of aggregate indebtedness to net capital was .84 to 1.

NOTES TO FINANCIAL STATEMENTS

Note 4. Fair Value Measurement of Investments

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has considered the investment included in the Firm investment, at fair value on the Statement of Financial Condition to be a Level 3 investment in the fair value hierarchy. In 2025, the Company had net redemptions of $25,000 from Memphis Capital Management ("MCM") High Income Fund, LP, a related party, that invests in the guaranteed portions of loans which are guaranteed by agencies of the U.S. government as wells as pools of SBA guaranteed loan portions. The valuation of the investment takes place at the end of the month of when the notice is received and that becomes the exit price. At the end of the year the valuation of the Company's investment in the fund was $4,402. The decrease in the investment of $2,322 is reflected as a loss in the Other Income line item on the Statement of Operations for the year ended December 31, 2025.

Note 5. Related Party Transactions

The Company utilizes office facilities and administrative support services provided by Memphis Capital Group, LLC, a related party. During the year ended December 31, 2025, Memphis Capital Group, LLC elected to waive fees for such services. As of December 31, 2025, the Company had a $1,000 receivable from a stockholder, which is due on demand.

Note 6. Commitments and Contingencies

The Company is subject to litigation and various claims in the ordinary course of business, as well as regular examinations by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operation or financial position.

SUPPLEMENTAL INFORMATION

SCHEDULE 1
STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025

		2025
Net capital		
Total stockholders' equity	$	224,808
Less deductions and/or changes		25,704
Net capital	$	199,104
Total aggregate indebtedness	$	166,505
Computation of basic net capital requirements		
Minimum net capital required	$	100,000
Excess net capital	$	99,104
Ratio: aggregate indebtedness to net capital		0.84

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31,2025, as filed on January 27, 2026.



The Exemption Report

The following statements are made to the best knowledge and belief of Casey Goodwin as President/CEO for Stonewall Investments Tennessee, Inc. dba Memphis Capital:

I, Casey Goodwin, as the President/CEO for Stonewall Investments Tennessee, Inc. dba Memphis Capital, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R, § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2025 without exception.

_C 7 ⎯⎯⎯⎯⎯⎯⎯

Casey Goodwin

⎯⎯⎯⎯ 3/29/2026 ⎯⎯⎯⎯⎯⎯⎯

Date

6410 POPLAR AVE, STE 500 | MEMPHIS, TN 38119-4863 | 901-261-5900 | MEMPHISCAPITAL.COM



Tel: 901-680-7600
Fax: 901-680-7601
www.bdo.com

6410 Poplar Ave, Suite 750
Memphis, TN 38119

Report of Independent Registered Public Accounting Firm

Management and Owners
Stonewall Investments Tennessee, Inc. dba Memphis Capital
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stonewall Investments Tennessee, Inc. dba Memphis Capital (the "Company") identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which the Company claimed an exemption from SEA Rule 15c3-3: 17 C.F.R § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R § 240.15c3-3: k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, P.C.

Memphis, Tennessee

April 14, 2026



Tel: 901-680-7600
Fax: 901-680-7601
www.bdo.com

6410 Poplar Ave, Suite 750
Memphis, TN 38119

Report of Independent Registered Public Accounting Firm

Management and Owners
Stonewall Investments Tennessee, Inc. dba Memphis Capital
Memphis, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Stonewall Investments Tennessee, Inc. dba Memphis Capital (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting that total revenue was understated by $139,396 offset by clearing costs of the same amount as reported in total operating expenses, with no impact to the results of operations.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.



5.   We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

BDO USA, P.C.

April 14, 2026